Exhibit 21

PRINCIPAL SUBSIDIARIES OF
SBC COMMUNICATIONS INC.
AS OF DECEMBER 31, 2001

Name	State of Incorporation	Conducts Business Under
Ameritech Corporation	Delaware	Same
Illinois Bell Telephone Company	Illinois	Same
Indiana Bell Telephone Company, Incorporated	Indiana	Same
Michigan Bell Telephone Company	Michigan	Same
Nevada Bell Telephone Company	Nevada	Same
Pacific Bell Telephone Company	California	Same
Pacific Telesis Group	Nevada	Same
Prodigy Communications Corporation	Delaware	Same
SBC International, Inc.	Delaware	Same
Southern New England Telecommunications Corporation	Connecticut	Same
Southwestern Bell Communications Services, Inc.	Delaware	SBC Long Distance
Southwestern Bell Telephone, L.P.	Texas	Same
Southwestern Bell Yellow Pages, Inc.	Missouri	Same
Sterling Commerce, Inc.	Delaware	Same
The Ohio Bell Telephone Company	Ohio	Same
The Southern New England Telephone Company	Connecticut	Same
The Woodbury Telephone Company	Connecticut	Same
Wisconsin Bell, Inc.	Wisconsin	Same